United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release
Signature Page

2

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Press Release

0 Reshaping Vale: a leaner and more competitive company Murilo Ferreira, CEO Bank of America Merrill Lynch Global Metals, Mining & Steel Conference Barcelona, May 16th, 2017

1 “This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” Disclaimer

2 A transformational leadership with three main pillars • Zero harm • Enhancement of relationship with government environmental agencies • Relentless focus on world-class assets • Divestment of non-core assets • Cultural shift towards managing costs and expenses • Transformational approaches for productivity and realistic budgeting Culture of austerity Capital allocation discipline Ethics and sustainable development

3 The revision of our values transformation was the foundation for the company’s planet people happen Make it Improve together Value our Do what is right Prize our Life matters most

4 Based on these values, Vale achieved higher levels of sustainable development Examples Health and safety • Annual Safety Reflection Day promoted for all employees and third-party workers • Zero Harm targeted throughout all operations Community • Approximately 70% of work force local hires • Priority given to local suppliers, acting as a driver for local development Environment • Energy matrix composed of 25% of renewable energy • Over 8,200 km2 of natural areas preserved, 5x as large as the total area occupied by the operations Governance • All employees trained in anticorruption in 2016 • Sustainability KPIs considered in all Vale’s employees remuneration

5 Zero Harm in our operations is our prime goal Accomplishments Total recordable injuries frequency rate Per million hours worked -42% 3.3 2.8 2.6 2.2 2.1 1.9 2011 2012 2013 2014 2015 2016 • Promotion of “Safe Choices” through “Stop, Think, Care” campaign • Reduction of risks through increased control mechanisms, technical improvements and implementation of the Integrated HSE Management System • Recognition for Voisey’s Bay being the mine with the lowest injury frequency rate in Canada (John T. Ryan Award)

6 Cultural transformation was needed to align investment requirements to the new reality of the mining business Total investments wish list in 2012 Examples of project simplification US$ billion, for 2013-2017 period Sust. capex R&D World class assets Iron ore Base Metals Australia Fertilizer coal Others Total 2 7 215 27 56 62 20 17 24 • US$ 9.3 billion for Rio Colorado • US$ 4.1 billion for potash projects in Canada • US$ 3.2 billion for phosphates and potash projects in Brazil • US$ 5.4 billion for general cargo logistics • US$ 4.0 billion for power generation and bioenergy • US$ 1.9 billion for Air Emission Reduction in nickel operations •US$ 28.9 billion for Ferrous Minerals expansion projects • US$ 5.4 billion for ALPA and US$ 2.6 billion for CSP – steel mills

7 Strengthening of capital discipline with focus on world-class assets led to the delivery of key projects Projects delivered in the last 5 years Capex US$ billion Main examples Sustaining Expansion projects Ferrous Minerals Nickel Copper Coal US$ 44.6 billion 2012 2013 2014 2015 2016 14.2 Salobo Carajás Additional 40 Serra Leste Conceição Itabiritos II Moatize II Carajás Serra Sul S11D Vargem Grande Itabiritos Cauê Itabiritos • Conceição Itabiritos Nacala Logistics Corridor Railway Spur S11D Pier IV S11D South Berth Tubarão VIII Teluk Rubiah Pier IV S11D North Berth • Long Salobo II Harbour Totten 2013 2014 2015 2016 2017E • • • • • • • • • • • 4.6 12.0 4.1 8.4 9.6 2.9 5.5 7.9 5.5 2.3 4.2 2.4 3.2 1.8 • • • • •

8 The successful delivery of projects supported the overall production increase in the last 6 years Iron ore Copper1 Mt kt 446 349 346 414 369 361 332 302 291 321 319 310 2011 2012 2013 2014 2015 2016 2011 2012 2013 2014 2015 2016 Mozambique coal Nickel Mt kt 5.5 5.0 4.9 311 291 275 260 3.8 3.8 242 237 0.6 2011 2012 2013 2014 2015 2016 2011 2012 2013 2014 2015 2016 1 Ex-Lubambe

9 With focus on world-class assets and capital discipline, Vale divested over US$ 16 billion in non-core assets over 6 years US$ billion Tres Valles Fosbrasil Log-In CADAM Oil and gas concessions Ferroalloys in Europe Araucária Belo Monte stake Norsk Hydro 8 VLOCs¹ El Hatillo Paragominas Capesizes Global Coal – Mitsui Equity Goldstream I Goldstream II 10 VLOCs¹ 3 VLOCs1 MBR Aluminum assets 2 VLI Fertilizers preferred shares Goldstream III 2011-2012 US$ 2.6 billion 2013 US$ 6.0 billion 2015 US$ 3.0 billion 2016 US$ 1.3 billion 2017 US$ 5.7 billion 1 Very Large Ore Carriers 2 Total value of transaction is US$ 2.5 billion with US$ 1.25 billion in cash and the remainder in Mosaic’s shares; the deal wa s announced in December 2016 and is expected to be completed late 2017 as conditions precedent are fulfilled Reference US$ 1 billion

10 Focus on simplification of processes led to a reduction in SG&A expenses US$ million1 of US$ 1.6 billion -78% 2,000 1,110 876 519 439 2012 2013 2014 2015 2016 1 Excluding depreciation and amortization.

11 The focus on world-class assets led to a reduction of US$ 1.2 billion in R&D expenses US$ million -78% 1,478 801 734 395 319 2012 2013 2014 2015 2016

12 As we delivered and successfully ramped up several projects, pre-operating and stoppage expenses were reduced by US$ 1.1 billion US$ million -72% 1,859 1,592 1,083 942 453 2012 2013 2014 2015 2016

13 The iron ore and pellets EBITDA breakeven landed-in-China was reduced by almost US$ 32 per ton from 2012 to 2016 US$/t -52% 2012 2013 2014 2015 2016 60.7 55.8 54.3 34.6 28.9

14 Likewise, costs in Base Metals have been significantly reduced by US$ 4,000 per ton in nickel and US$ 4,000 per ton in copper operations Nickel operations after by-products South Atlantic Copper after by-products US$/t US$/t -41% -72% 5,512 9,681 4,084 7,243 7,145 6,715 5,726 2,826 2,022 1,545 2012 2013 2014 2015 2016 2012 2013 2014 2015 2016

15 In coal, the ramp-up of Moatize II and the Nacala Logistics Corridor were crucial for the reduction in unit cost production1 US$/t -42% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 1 Production FOB cash cost (mine, plant, railroad and port) considering both Nacala and Sena-Beira ports. 175.6 156.0 140.9 139.2 138.3 117.6 102.6 94.0 90.6

16 As a result of all these changes, cash flow generation enabled a substantial US$ billion reduction in our net debt Cash position on March 31st, 2017 US$ 6.793 billion -18% 1Q16 4Q16 1Q17 27,661 25,042 22,777

17 Vale distributed almost US$ 30 billion in dividends1 to its shareholders since 2011 US$ billion Share buyback US$ 18.7 billion US$ 29.9 billion 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 1 Includes share buy-back and interest on capital. 3.0 9.0 6.0 4.5 4.2 2.9 3.0 2.7 1.8 1.9 1.5 0.25 1.5 1.3 1.3 1.3 1.0 0.7 0.8

18 Future shareholder returns will be supported by the business options created over these past years Ramping up Moatize successfully Maintaining a healthy balance sheet Boosting shareholder returns Improving operational efficiency in Base Metals uilding upon austerity culture Maxi ing margins in iron Ore

19 Optimization of iron ore costs Vale’s competitive position and price realization will increase • Ramp-up of S11D (90 Mtpa @ C1 Cash Cost of US$ 7.7/t) • Increase of global supply chain efficiency through productivity and cost reduction • Improvement of price realization through the development of new distribution channels and the realization of full value in use of high grade ore • Low replacement capex requirements, with no iron ore projects for the next 7 years • Restart of the São Luís pelletizing plant S11D truckless system

20 Increasing Base Metals operational efficiency while developing options for the future • Continue the successful ramp-up of the Long Harbour refinery, with all the processing circuits in place and reaching nominal capacity of 50 kt per year in 2019 • Position operations for capturing additional demand of nickel, copper and cobalt from electric vehicles • Grow with brownfield options (Salobo III, Indonesia and Onça Puma furnace II) Long Harbour

21 Improving productivity and cost reduction with the best logistics solution to meet coal demand • Ramp-up Moatize II and Nacala Logistic Corridor, reaching total production volume of 20 Mt per year by 2021 • Reduce costs1 down to the US$ 74-82/t range by 2021 through the increase of volumes for dilution of fixed costs both at the mine site and logistics • Position Mozambique coal as an alternative geographical source for high quality coal Nacala Logistics Corridor – Coal train 1 Production cost includes mine, plant, railway, port and royalties and excludes inventory movement and accounting adjustments

22 With a leaner and more competitive company Vale is set to generate higher clash flow and shareholder remuneration Reaching a robust financial position • High productivity • Low requirement of capex with the end of the investment cycle • Strong cash generation • Prospect of robust shareholder remuneration Shareholder remuneration Strong cash generation Low capex High productivity

VAL

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 16, 2017		Director of Investor Relations